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                                                                     EXHIBIT 1.1



                 [CHINA MOBILE (HONG KONG) LIMITED LETTERHEAD]


                                                                11 December 2000

                                                               Immediate Release



                        CHINA MOBILE (HONG KONG) LIMITED


                                 Press Release


In response to MSCI's plan to adjust their policies and method of calculating their indices to take into account only free float capitalization, China Mobile (Hong Kong) Limited ("Company") notes that, in light of the Company's relatively low free float, the MSCI China Free Index and MSCI Far East Free (Ex-Japan) Index have hitherto taken into account only 40% of the market capitalization of the Company. Accordingly, the Company anticipates that the proposed adjustment by MSCI to its method of calculating these indices will not materially impact the share price of the Company. Mr. Wang Xiaochu, the Chairman of China Mobile (Hong Kong) Limited, stated that the adjustment by MSCI will have no effect on the fundamentals of the Company. He is fully confident about the Company's prospects. The Company will continue to strengthen management, increase operating efficiencies and enhance profits, and add further value for the shareholders. Mr. Wang emphasized that any impact on the Company's share price from the proposed adjustment by MSCI is expected to be short term as the Company's share price will reflect the solid performance of the Company over the longer term.


Media Contact: Mr Ji Wei/Ms Grace Wong
               (852) 3121 8888